September 23, 2005



Mr. Bruce McGregor
Chief Financial Officer
Austral Pacific Energy Ltd.
P.O. Box 17258
Karori
Wellington, New Zealand 6033


	Re:	Austral Pacific Energy Ltd.
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed July 15, 2005
		File No. 001-13803


Dear Mr. McGregor:

      We have reviewed your response letter dated September 19,
2005
and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

Form 20-F for the Fiscal Year Ended December 31, 2004

General

1. We note you have not submitted to EDGAR your response letter dated
September 19, 2005.   Please be advised that you are required to
submit to EDGAR such correspondence. Refer to Regulation S-T for further guidance.

Quantitative and Qualitative Disclosures about Market Risk, page
48

2. We note your response to our prior comment 1 in our letter dated
September 7, 2005.  Please be advised that the requirements of
Item
11 of Form 20-F apply to other financial instruments. Other financial instruments include, but are not limited to, trade accounts receivable, investments, loans, structured notes, trade accounts
payable, deposits and other debt instruments.   In the future,
include quantitative and qualitative disclosures for any material market risk exposure (i.e., interest rate risk, foreign currency exchange rate risk, commodity price risk) you have with respect to the other financial instruments you hold. Refer to the General Instructions to Item 11(a) and 11(b) for further guidance.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

..	Please contact me at (202) 551-3684 with any questions.


								Sincerely,



								April Sifford
								Branch Chief


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Mr. McGregor
Austral Pacific Energy Ltd.
September 23, 2005
Page 1




UNITED STATES
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